Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275843

Supplement No. 3 to Prospectus Supplement dated March 21, 2024, as supplemented on August 30, 2024 and September 19, 2024

Up to $60,339,886

Shares of Common Stock

This supplement no. 3 dated December 3, 2024, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated March 21, 2024, which we refer to as the initial prospectus supplement, as supplemented on August 30, 2024, which we refer to as the first supplement, and on September 19, 2024, which we refer to as the second supplement, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated March 21, 2024 that we entered into with A.G.P. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the initial prospectus supplement, the first supplement and the second supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the initial prospectus supplement, the first supplement, the second supplement and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the initial prospectus supplement, the first supplement and the second supplement shall not be deemed to constitute a part of the initial prospectus supplement, the first supplement or the second supplement, as applicable, except as modified or superseded by this supplement.

The sales agreement with A.G.P. provides that we may issue and sell additional shares of our common stock within the maximum amount registered on our universal shelf registration statement on Form S-3, registration no. 333-275843, from time to time to or through A.G.P., acting as our sales agent. However, due to the offering limitations applicable to us under General Instruction I.B.6. of Form S-3 (the “Offering Limitations”) and the aggregate market value of our public float as of the date of the initial prospectus supplement (which was $21,026,712), the initial prospectus supplement contemplated that we could offer and sell, from time to time, shares of our common stock having an aggregate gross sales price of up to $7,000,000 pursuant to the initial prospectus supplement. Pursuant to the first supplement, we increased this amount to up to $15,892,853 based upon an increase in the aggregate market value of our public float. Pursuant to the second supplement, we reduced this availability to up to $2,928,033 as a result of a desire to utilize our universal shelf registration statement for other transactions. We are no longer subject to the Offering Limitations. We are now filing this supplement to increase the amount available for sale under the initial prospectus supplement, as amended and supplemented by the first supplement and the second supplement. Of the $60,339,886 available under this supplement, $10,339,886 has been previously sold under the initial prospectus supplement, as amended and supplemented by the first supplement and the second supplement.

Our common stock is listed on the NYSE American under the symbol “OPTT.” The last reported sale price of our common stock on the NYSE American on December 2, 2024 was $0.70 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is December 3, 2024